

16005117



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(3)
Public
Availability: 11-3-16

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: The Walt Disney Company
Incoming letter dated October 20, 2016

Dear Ms. Brown:

This is in response to your letters dated October 20, 2016 and November 1, 2016 concerning the shareholder proposal submitted to Disney by James McRitchie. We also have received letters from the proponent dated October 26, 2016 and November 2, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUN M-07-16

November 3, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated October 20, 2016

The proposal asks the board to amend certain provisions of the company's proxy access bylaw in the manner specified in the proposal.

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, we are unable to conclude that Disney's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

November 2, 2016

Re: The Walt Disney Company
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the November 1, 2016, letter, submitted to the Securities and Exchange Commission (SEC) on behalf of The Walt Disney Company ("Disney" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 Proposal or that the Proposal lacks a single well-defined unifying concept, the Proposal may not be excluded under Rule 14a-8(i)(10) or Rule 14a-8(c).

Burden of Proof

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

Similarly, companies have the burden of proof with regard to assertions that a shareholder has submitted more than one proposal. Rule 14a-8(g)

> *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

Disney asserts I have failed to show how the three elements of my proposal would make the Company's proxy access bylaws more meaningful for more shareholders.

> The Proponent has not advanced any credible reason why the proposals in the Shareholder Submission would actually cause a greater number of shareholders to consider using the Company's proxy access procedure. The Proponent's assertions in this regard are mere conjecture...

The Company's arguments are at least equally conjecture, and under Rule 14a-8(g) they have the burden of proof, not me. They conjecture that increasing the number of shareholder nominees would not make its use more attractive to more shareholders but they offer no rationale for such an assertion at all. Check out any state lottery. You will find, on average, a strong correlation between the prizes offered and the number of lottery tickets purchased. There can be little doubt that increasing the incentive of electing more shareholder nominees and decreasing disincentives, such as the mandated 25% requirement for re-nomination is likely to facilitate increased use of proxy access by more shareholders.

As indicated in the Proposal, under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individual and institutional investors in meeting the "Required Shares" of 3%.

I am at least citing a study. In contrast, Disney offers ONLY conjecture.

Staff cannot issue a no-action letter under Rule 14a-8(i)(10) where a company freely admits it has taken no steps to substantially implement any measures in the Proposal, insisting that adopting what has become something of an industry standard for proxy access exempts them from having to include a valid shareholder Proposal for further amendments.

The Company has not met the burden of proof required by Rule 14a-8(g).

With regard to Rule 14a-8(c), I have referenced the Company's own bylaws to show how each of the three amendments sought fall a single section of a company's existing proxy access bylaws. Again, If these are such entirely distinct topics, why did the Board choose to address them all under the distinctly unifying topic of "Proxy Access" in their own bylaws? The Company's own outside counsel appears to ignore the wisdom and judgment of Disney's Board. Counsel offers no argument as to the Company's alleged mistake of including several "entirely distinct" under one bylaw nor even speculation.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

Based on the facts, as stated above, Disney has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. Nor has Disney demonstrated the Proponent has submitted more than one proposal. The SEC must therefore conclude it is unable concur that Disney may exclude the Proposal under Rule 14a-8(i)(10) or 14a-8(c).

Nitpick

Again, in its conclusion, the Company's letter requests, "should the Proponent choose to submit any response or other correspondence to the Commission, we request the Proponent concurrently submit that response or other correspondence to the undersigned [Lillian Brown], as **required** pursuant Rule 14a-8(k) and Staff Legal Bulletin No. 14D." (My emphasis)

Again, although I am not submitting a response to the Commission but to Staff, there is no *requirement* in Rule 14a-8(k) or Staff Legal Bulletin No. 14D that I submit copies of any such correspondence to the Company's outside counsel, only to the Company itself.

> [B]oth the company and the proponent should promptly forward to each other copies of all correspondence provided to us in connection with rule 14a-8 no-action requests. [SLB 14D]

I might be inclined to honor a requested copy out of courtesy. However, I am less inclined to do so under pretence of law. Therefore, it will be up to Disney to forward this rebuttal to Ms. Brown, if they choose to do so.

Just as with the entire November 1, letter, once again counsel for the Company provides no additional evidence to their blind assertions as to how law and regulations are to be interpreted. The Company has not demonstrated it is entitled to exclude the proposal nor that any rule requires me to provide a copy of this correspondence to Disney's outside counsel.

A more productive use of time would be some attempt by Disney to negotiate mutually acceptable amendments.

Sincerely,



James McRitchie
Shareholder Advocate

cc: Roger J. Patterson
John Chevedden

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

November 1, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Submission by James McRitchie

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), in response to correspondence from James McRitchie (the "Proponent") dated October 26, 2016 (the "Reply Letter") concerning the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") a shareholder submission and statement in support thereof (collectively, the "Shareholder Submission") received from the Proponent. The Company continues to believe, both for the reasons set forth below and the reasons provided in the Company's October 20, 2016 correspondence (the "No-Action Request"), that the Shareholder Submission may be excluded from the Proxy Materials on the basis that the Shareholder Submission constitutes three separate proposals in violation of the regulatory limit in Rule 14a-8(c) of the Securities Exchange Act (the "Exchange Act") of no more than one proposal per shareholder, and therefore may be excluded pursuant to Rule 14a-8(f). Alternatively, if viewed as one shareholder proposal, the Shareholder Submission should be excluded pursuant to Rule 14a-8(i)(10) on the basis that the Shareholder Submission has already been substantially implemented.

General

The Reply Letter includes a number of assertions, none of which alters our belief that the Shareholder Submission is excludable under Rule 14a-8(c) on the basis that it includes multiple proposals or, alternatively, Rule 14a-8(i)(10) on the basis that it has been substantially implemented. We address in this response one aspect of the Reply Letter in particular, relating to the Proponent's argument that the three proposals included within the Shareholder Submission constitute only one proposal because they are bound by a single well-defined unifying concept.

In the Shareholder Submission, the Proponent includes language suggesting that implementation of the requests included in the Shareholder Submission would "better facilitate meaningful proxy access by more of its shareholders," which we understood to articulate the Proponent's attempt to set forth a single well-defined unifying concept for the three proposals included within the Shareholder Submission or, alternatively, if the Shareholder Submission is deemed to be one proposal, that proposal's essential objective. The Reply Letter seeks to clarify that the true purpose of the Shareholder Submission is narrower than we had understood and that the true purpose is to provide meaningful proxy access to *more* shareholders. As is demonstrated throughout the Reply Letter, the actual language of the Shareholder Submission is so indefinite that it can be molded to fit whatever position the Proponent wishes to emphasize – whether for purposes of a unifying concept argument under Rule 14a-8(c) or an essential objective argument under Rule 14a-8(i)(10). As noted, this response focuses on the former.

The Shareholder Submission May Be Excluded Under Rule 14a-8(c) Because the Shareholder Submission Constitutes Multiple Proposals Not Bound by a Single Well-Defined Unifying Concept.

While we continue to believe that the Shareholder Submission constitutes three distinct proposals, even if one accepts the Proponent's argument that there is a single well-defined unifying concept – that being to enable *more* shareholders to use proxy access – the Shareholder Submission still may properly be excluded under Rule 14a-8(c), because the first and third proposals in the Shareholder Submission relate to matters unrelated to the purported unifying concept of the Shareholder Submission. Unlike the 20-person aggregation limit, which does relate to the number of shareholders who may nominate directors under the Proxy Access Bylaw, the proposals to (i) increase the number of shareholder nominees that may be nominated and (ii) remove the limitation on the re-nomination of shareholder nominees based on votes received in a prior election do not relate to the purpose of "opening up the use of proxy access to *more* shareholders." The proposal to increase the number of shareholder nominees to the greater of 25% of the Board of Directors or two directors relates to the number of proxy access nominees who may be included in the Company's proxy materials, not the ability of shareholders to utilize the Company's proxy access procedure. Similarly, the proposal to remove the limitation on re-nomination of shareholder nominees who have previously been put forth as proxy access nominees and did not receive shareholder support of at least 25% relates to director nominee qualifications and would not increase the number of shareholders to whom proxy access is available. Indeed, elimination of the re-nomination limitation is more likely to restrict the number of shareholders who can participate by limiting the ability of shareholders who would like to put up a new nominee to do so if a candidate without significant demonstrated support is allowed to be re-nominated.

Toward the end of the Reply Letter, the Proponent appears to revise his description of the unifying concept of the Shareholder Submission by arguing that the proposals would make the use of proxy access "attractive" to more shareholders, thereby encouraging more shareholders to make use of the proxy access procedure, which is an entirely different concept from "better facilitating meaningful proxy access by *more* shareholders." Even assuming that one accepts that an aspect of the unifying concept is, in fact, to make the proxy access procedure "attractive" to more shareholders, the Proponent has not advanced any credible reason why the proposals in the Shareholder Submission would actually cause a greater number of shareholders to consider using the Company's proxy access procedure. The Proponent's assertions in this regard are mere conjecture, assume that the preferences of other shareholders match his own and cannot transform the nature of these items to fit the Proponent's purported unifying concept – whether that is to make meaningful proxy access *available to more* shareholders, to make it *attractive to more* shareholders or both.

Based on the foregoing discussion and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Submission from its Proxy Materials on the basis that the Shareholder Submission constitutes three separate proposals in violation of the regulatory limit in Rule 14a-8(c) of no more than one proposal per shareholder, and therefore may be excluded pursuant to Rule 14a-8(f), or pursuant to Rule 14a-8(i)(10) on the basis that the Shareholder Submission has already been substantially implemented.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (202) 663-6743 or at Lillian.Brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently provide that response or other correspondence to the undersigned as well as to the Company as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Lillian Brown

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

John Chevedden

James McRitchie

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

October 26, 2016

Re: The Walt Disney Company
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the October 20, 2016, letter, submitted to the Securities and Exchange Commission (SEC) on behalf of The Walt Disney Company ("Disney" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 Proposal or that the Proposal lacks a single well-defined unifying concept, the Proposal may not be excluded under Rule 14a-8(i)(10) or Rule 14a-8(c).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

---

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements a proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise, the Staff has found substantial implementation when a shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

Proxy Access Background

The right to pursue proxy access at any given company was uncontroversial before 1990. In 1980, Unicare Services included a proposal to allow any three shareowners to nominate and place candidates on the proxy. Shareowners at Mobil proposed a "reasonable number," while those at Union Oil proposed a threshold of "500 or more shareholders" to place nominees on corporate proxies. One company argued that placing a minimum threshold on access would discriminate "in favor of large stockholders and to the detriment of small stockholders," violating equal treatment principles.

Early attempts to win proxy access through shareowner resolutions met with the same fate as most resolutions in those days – they failed. However, the tides of change turned. A 1987 proposal by Lewis Gilbert to allow shareowners to ratify the choice of auditors won a majority vote at Chock Full of O'Nuts Corporation and in 1988, Richard Foley's proposal to redeem a poison pill won a majority vote at the Santa Fe Southern Pacific Corporation.

However, in 1990, without public discussion or a rule change, the Staff began issuing a series of no-action letters on proxy access proposals. The SEC's about-face may have been prompted by powerful boards and CEOs who feared that "private ordering,"

---

[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors l0%"); 3M Co. (Feb. 27, 2008) (same).

through shareowner proposals, was about to begin in earnest.
That about-face was temporarily halted with the decision in AFSCME v AIG (2006). The court found the prohibition on shareowner elections contained in Rule 14a-8 applied only to proposals "used to oppose solicitations dealing with an identified board seat in an upcoming election" (also known as contested elections).

The more recent about-face by Staff on what constitutes substantial implementation for purposes of Rule 14a-8(i)(10) is similar to the reversal in 1990, which denied proxy access proposals altogether. Before February 12· Staff concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent. However, Staff did not concur that substantial implementation could be accomplished with provisions that directly conflict with those included in the shareholder proposal.

Since the batch of SEC no-action letters issued on February 12 contain no explanation of why SEC Staff suddenly decided to reverse its long-standing interpretation, we can only speculate as to the reasons. However, many of those seeking the no-action letters granted beginning February 12th argued that since their company had adopted proxy access bylaws similar to proxy access bylaws adopted by most other companies, the shareholder's "essential purpose" had been achieved and substantial implementation had occurred. Unfortunately, proponents may share some of the blame for not putting up more substantive arguments.

Shareholders want proxy access bylaws that can actually be *implemented*, not just sham bylaws that provide for proxy access in name only. This was readily apparent with the howls of protest that came when Staff granted *Whole Foods Market, Inc.* a no-action letter under subdivision (i)(9). Their proxy access was limited to 1 director nominee by 1 shareholder, holding at least 5% (originally 9%) of common stock in the company for 5 years (December 1, 2014).

Shareholders recognized they, in all likelihood, would never meet such conditions. Companies that had previously acknowledged the importance of granting proxy access, grabbed on to the sham proxy access bylaw idea used by Whole Foods and rapidly began submitting similar, but less obvious, counter-proposals that would reduce the likelihood of their use. That tidal wave led to the protest, the review, and subsequent Staff Legal Bulletin 14H (CF).

2016 No-Action Decisions

SEC Staff has been making a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied the exclusion of proposals to amend the terms of previously adopted bylaws when proposals deal with conditions not included in the language of existing bylaws, which may have substantially implemented a previous proxy access proposal.

While it can be argued that if a company adopts 90% of what is requested in a shareholder proposal, the proposal has been substantially implemented, in cases involving proposed amendments, companies argued they had substantially implemented proposals even while taking *no* action to substantively address suggested amendments to their bylaws. See H&R Block (July 21, 2016) and most recently Microsoft (September 27, 2016). While I understand the outcome of those two cases does not dictate the same outcome in this case, Disney's arguments with regard to Rule 14a-8(i)(10) are virtually the same as those of H&R Block and Microsoft.

Disney's Rule 14a-8(i)(10) Objections

The Company's letter focuses primarily on no-action letters granted to companies that adopted proxy access bylaws in a direct response to shareholder proposals seeking to initiate that process. Their legal counsel appears to argue that once a company has adopted proxy access it should be free to exclude any proposal addressing the same topic in the future if the initial proposal was substantially implemented, regardless of the terms sought in current or future proposals. However, they cite no prior no-action letters on proxy access granted on such basis.

The circumstances and arguments of Disney are very similar to those of H&R Block and Microsoft, which were denied no-action relief as cited above.

The Company provides no substantive evidence that limiting the number of "Stockholder Nominees" eligible to appear in proxy materials of 20% (instead of the requested 25% or 2, whichever is greater) meets the essential purpose of the Proposal, which is to eliminate troublesome provisions that impair the ability of *more* shareholders to utilize proxy access rights. Obviously, the two standards are substantially different.

The Company seeks to portray the impact of the suggested change as having "little to no effect on the application of the Company's existing proxy access right" because the number of additional shareholder nominees "would be one." Another way to put it is that shareholder nominees could expand from two to three, a 50% jump. Their argument reminds me of the old joke, the Soviet Union came in second, while the Americans came in next to last (when only two countries ran). The Proposal's difference is substantive.

The Company provides no substantive evidence that a standard limiting the number of stockholders that can aggregate their shares to 20, rather than to an unlimited number as requested, meets the essential purpose of the Proposal, which is to eliminate troublesome bylaw provisions that impair the ability of *more* shareholders to utilize proxy access rights.

As indicated in the Proposal, under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individual and institutional investors in meeting the "Required Shares" of 3%.

The Company argues the current group limits "merely seek to assure that the Proxy Access Bylaw is administratively workable for all involved." The burden of coordinating and gathering proof of ownership with regard to "Required Shares" falls primarily on the "Eligible Stockholder" and aggregating group, not the Company. Whether the aggregating group is two or one hundred, the Company primarily deals with the Eligible Stockholder. The SEC should not assist in blocking the right of shareholders to vote on this important issue.

Disney's current bylaws provide the appearance of granting proxy access but little in the way of substance. Just as $20 is not the same as an unlimited number of dollars, Disney's limitation on the number of shareholder participants in a nominating group to twenty can in no way be interpreted as substantial implementation of the change requested in the Proposal, which is to eliminated any limit on the number of shareholders in a nominating group.

The Company provides no substantive evidence that a standard limiting the re-nomination of "Stockholder Nominees" who fail to receive a specified percentage of votes received in any election in any way meets the requested elimination of such requirements or eliminates troublesome bylaw provisions that impair the ability of *more* shareholders to utilize proxy access rights.

The Company argues, "for the elimination of this limitation to be meaningful, there would have to be some reasonable expectation that a candidate who was unable to amass 25% of the vote in one year would be able to win an election within the following two years."

We all know that proxy proposals can take several years of reintroduction before winning. Think of past proposals to require a majority independent board, a majority vote to elect uncontested directors or to require a report on activities to address climate change. Shareholders know issues and candidates can require years before they are addressed in collective proxy voting policies and come to fruition.

The fact that shareholders can put up a different candidate does not alleviate the situation. Chances of winning will increase if shareholders can resubmit the same nominee(s) who become(s) increasingly familiar to shareholders. The burden of proof is on the Company and they have provided neither logic nor example to back up their contention that the amendment would make no substantial difference.

There can be little doubt that if all three provisions were amended as suggested, **more** shareholders would be eligible to use proxy access and **more** would consider its use. While the Company harps continuously in their request that their bylaws are already "meaningful" and that amendments would not make them more meaningful, nowhere do they address the key objective of opening up the use of proxy access to ***more*** shareholders.

Staff cannot issue a no-action letter under Rule 14a-8(i)(10) where a company freely admits it has taken no steps to substantially implement any measures in the Proposal, insisting that adopting what has become something of an industry standard for proxy access exempts them from having to include a valid shareholder Proposal for further amendments.

The Company has not met the burden of proof required by Rule 14a-8(g).

Disney's Rule 14a-8(c) Objections

With regard to Rule 14a-8(c), although the Company cites several no-action letters granted to other companies where arguments were made that shareholder submissions constituted more than one proposal, none involved a case like this where a proponent sought amendments to a single section of a company's existing proxy access bylaws.

As can be seen in the Company's Exhibit B, each one of my suggested amendments address issues concerning the workability of Article II, Section 11, *Proxy Access* of the existing Company bylaws. The Company argues each provision requested in the Proposal deals with a separate unrelated topic. They further suggest, "If the Company wished to put the same three topics before its shareholders for a vote, we believe it likely would be required to separately present the three topics under the SEC's unbundling rule."

Further, the "third paragraph of the Shareholder Submission addresses the entirely distinct topic of director qualification." If these are such entirely distinct topics, why did the Board choose to address them all under the distinctly unifying topic of "Proxy Access" in their own bylaws? The Company's outside counsel appears to be arguing with the Board, as much as with the Proposal's proponent. Staff should refrain from entering such a dispute.

Conclusion

The Company continuously takes the Proposal's "single well-defined unified concept" or objective out of context several times leaving out a key portion of the Proposal's essential objective. While the Company insists it has met the objective of providing meaningful proxy access, they have done nothing to implement the suggested amendments, which are designed to "better facilitate meaningful proxy access by **more** shareholders." (My emphasis) If the Company changes their bylaws to allow shareholders to nominate 25% of the Board, instead of 20%, **more** shareholders are likely to consider filing for proxy access. The Company has not disputed that argument.

If the Company's bylaws removed the cap on shareholders that can aggregate to meet the required ownership percentage, many **more** shareholders would likely consider nominating candidates under such provisions. The Company has not disputed that argument. There is a huge difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and an unlimited group. Bylaws with the proposed amendments could actually be implemented, while implementing the current provisions would be nearly impossible. Disney's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

If shareholder nominees were not disqualified from running again for two years if they do not get 25% of the vote, **more** shareholders would likely consider using proxy access provisions. The emphasis in both the Resolved and Supporting statements is to amend the bylaws to facilitate their use by **more** shareholders.

The no-action letters cited in the Company letter mostly reference proposals seeking initial adoption of proxy access bylaws. In contrast, the 2016 Proposal seeks revisions to existing proxy access bylaws similar to the no-action letters denied H&R Block and Microsoft, which the Company tepidly acknowledges but hope Staff will not be bound by after considering "arguments that were not made in the H&R Block and Microsoft no-action requests."

Reasonable people can differ as to what constitutes substantial implementation of proxy access, since proponents only have 500 words to describe what they want in bylaws that can easily run ten to twenty pages. However, once bylaws have been adopted, shareholders must be able to recommend substantive changes. The 2016 Proposal recommends changes in three substantive areas with the purpose of ensuring meaningful proxy access is available to **more** shareholders. Adopting the suggested changes would bring the Company's bylaws into closer alignment with best practices specified by the Council of Institutional Investors, making their use attractive to **more** shareholders. The primary difference in the argument by Disney and those of H&R Block and Microsoft is that the Proposal violates Rule 14a-8(c), because it deals with three unrelated topics, one of which they argue is "entirely distinct."

Of course, in reality, we all know they deal with conditions of proxy access. Provisions regarding how many directors can be nominated, how many shareholders are allowed to participate and what threshold of the vote a shareholder nominated candidate must achieve to be re-nominated all fall under the subject of and the Company bylaw titled "Proxy Access." Staff must assume the Board used good judgment in constructing its bylaws and that each element of Article II, Section 11 correctly falls under the unifying topic of "proxy access."

Based on the facts, as stated above, Disney has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Disney may exclude the Proposal under Rule 14a-8(i)(10) or 14a-8(c).

Nitpick

In its conclusion, the Company's letter requests, "should the Proponent choose to submit any response or other correspondence to the Commission, we request the Proponent concurrently submit that response or other correspondence to the undersigned [Lillian Brown], as **required** pursuant Rule 14a-8(k) and Staff Legal Bulletin No. 14D."

Although I am not submitting a response to the Commission but to Staff, there is no *requirement* in Rule 14a-8(k) or Staff Legal Bulletin No. 14D that I submit copies of any such correspondence to the Company's outside counsel, only to the Company itself.

> [B]oth the company and the proponent should promptly forward to each other copies of all correspondence provided to us in connection with rule 14a-8 no-action requests. [SLB 14D]

I might be inclined to honor a requested copy out of courtesy. However, I am less inclined to do so under pretence of law. Therefore, it will be up to Disney to forward this rebuttal to Ms. Brown, if they choose to do so.

Sincerely,



James McRitchie
Shareholder Advocate

cc: Roger J. Patterson
John Chevedden

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 20, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Submission by James McRitchie

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") the enclosed shareholder submission and supporting statement (collectively, the "Shareholder Submission") submitted by James McRitchie (the "Proponent") requesting that the board of directors of the Company (the "Board") amend the Company's existing proxy access bylaw (the "Proxy Access Bylaw").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Submission from its Proxy Materials on the basis that the Shareholder Submission constitutes three separate proposals in violation of the regulatory limit in Rule 14a-8(c) of the Securities Exchange Act (the "Exchange Act") of no more than one proposal per shareholder, and therefore may be excluded pursuant to Rule 14a-8(f). Alternatively, if viewed as one shareholder proposal, the Shareholder Submission should be excluded pursuant to Rule 14a-8(i)(10) on the basis that the Company has substantially implemented the shareholder proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter, and the Shareholder Submission and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background and Shareholder Submission

On June 28, 2016, the Board amended and restated the Company's Amended and Restated Bylaws (the "Bylaws") to adopt the Proxy Access Bylaw. The Company filed the Bylaws, including the Proxy Access Bylaw, as an exhibit to its Current Report on Form 8-K, filed with the Commission on June 29, 2016. The Bylaws are attached to this letter as Exhibit B.

On September 7, 2016, the Company received the Shareholder Submission from the Proponent for inclusion in the Proxy Materials. The Shareholder Submission, as fully set forth in Exhibit A, provides in relevant part (italics omitted):

> RESOLVED: Shareholders of The Walt Disney Company (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access" bylaw, and any other associated documents, to include essential elements for substantial implementation to better facilitate meaningful proxy access by more shareholders as follows:
>
> 1. The number of "Stockholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater. Current bylaws restrict Stockholder Nominees to 20% of directors. Under the current 12-member board, stockholder nominees are currently limited to nominating two. Any shareholders nominee elected under the current bylaws could be easily isolated.
>
> 2. No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% "Required Shares" for an "Eligible Stockholder." Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individuals and institutional investors in meeting the Ownership Requirements.
>
> 3. No limitation shall be imposed on the re-nomination of "Stockholder Nominees" based on the number or percentage of votes received in any election. Such limitations do not facilitate the

> shareholders' traditional state law rights and add unnecessary complexity.
>
> Supporting Statement:
>
> [. . . .]
>
> Although the Company's board adopted a proxy access bylaw in June 2016, it contains troublesome provisions, as outlined above, that significantly impair the ability of shareholders to participate as Eligible Shareholders, the ability of Shareholder Nominees to effectively serve if elected, and the ability of Shareholder Nominees to run again if they receive less than 25% of the vote. Adoption of all the requested amendments would largely remedy these issues and would better ensure meaningful proxy assess [sic] is eligible [sic] to more shareholders.

Basis for Exclusion

As discussed more fully below, the Company believes it may properly exclude the Shareholder Submission from its Proxy Materials in reliance on:

- Rule 14a-8(c), as the Proponent has submitted more than one proposal to the Company for inclusion in the Proxy Materials; or

- Rule 14a-8(i)(10), as the Company has substantially implemented the Shareholder Submission.

We note in particular that the arguments we make below (in support of our belief that the Shareholder Submission may be excluded) distinguish our situation from that of other recent letters where the Staff has not granted relief with respect to similar proposals.

On September 19, 2016, the Company notified the Proponent that the Shareholder Submission violated Rule 14a-8(c) because the Shareholder Submission constituted multiple proposals and that the Proponent must reduce its submission to no more than one proposal for consideration by the Company's shareholders (the "Deficiency Notice") (included in Exhibit A to this letter). The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than 14 calendar days from the date of receipt of the Deficiency Notice. To date, the Proponent has not corrected the deficiency referred to in the Deficiency Notice.

The Shareholder Submission May Be Excluded Because the Shareholder Submission Constitutes Multiple Proposals in Violation of Rule 14a-8(c).

Rule 14a-8(c) provides that a shareholder may submit only one proposal to a company per shareholder meeting. Contrary to this longstanding limitation, however, the Shareholder Submission contains three shareholder proposals – one seeking to eliminate the limit on the number of shareholders that may be aggregated to reach the 3% shareholding requirement, one seeking to change the number of director nominees that may be included pursuant to the Company's proxy access right and a third seeking to eliminate the limit on nominees who have previously failed to attain a minimum percentage vote.

The Staff has consistently concurred in exclusion under Rule 14a-8(c) of proposals combining separate and distinct elements that lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in PG&E Corporation (March 11, 2010), the Staff concurred in exclusion of a shareholder proposal requesting that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. In granting the Company's request for no-action relief, the Staff noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." In Parker-Hannifin Corporation (September 4, 2009), the Staff concurred in exclusion of a proposal seeking to create a "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow shareholders to comment on and ask questions about the company's executive compensation policies and practices. The company argued that, while the first two parts were clearly interconnected, implementation of the third part would require completely distinct and separate actions. The Staff agreed, noting that the third part of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded. In HealthSouth Corporation (March 28, 2006), the Staff concurred in exclusion of a proposal seeking to amend the company's bylaws to grant shareholders the power to increase the size of the board and allow shareholders to fill any director vacancies created by such an increase. The Staff agreed that the submission constituted multiple proposals notwithstanding the proponent's claim that the proposals were related to the single concept of giving shareholders the power to add directors of their own choosing. Finally, in Exxon Mobil Corporation (March 19, 2002) the Staff concurred that a submission requesting that the election of directors include a slate of nominees larger than the number of available board seats and that the additional nominees come from individuals with experience from a variety of shareholder groups involved multiple proposals, notwithstanding the proponent's claim that the proposals related to the single concept of diversification of the board. *See also* The Goldman Sachs Group, Inc. (March 7, 2012) (in which the Staff concurred in exclusion of a proposal requesting that the company amend its governance documents to "allow shareowners to make board nominations" under the procedures set forth in the proposal, where one element of the proposal addressed the definition of "change in control"); Duke Energy Corporation (February 27, 2009) (in which the Staff concurred in exclusion of a proposal requiring that the company's directors own a specified amount of the company's stock, disclose all conflicts of interest and be compensated only in the form of the company's common stock); Morgan Stanley (February 4, 2009) (in which the Staff concurred in exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation); General Motors Corporation (April 9, 2007) (in which the Staff concurred in exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions); Centra Software, Inc. (March 31, 2003) (in which the Staff concurred in exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be an officer or employee of the company).

As demonstrated in the above-cited letters, the Shareholder Submission may be viewed as a single proposal only if each of the three topics addressed in the Shareholder Submission share a "single well-defined unifying concept." Here, the Proponent tries to tie the three different proposals together under a broad, ill-defined umbrella concept of "better facilitat[ing] meaningful proxy access by more shareholders." The Proponent expands on this idea in the last paragraph of the supporting statement, asserting that the Company's Proxy Access Bylaw contains "troublesome provisions" that "significantly impair" various shareholder and shareholder nominee activities, and claiming that this could be remedied by adopting "*all* the requested amendments . . . ensur[ing] meaningful proxy assess [sic] is eligible [sic] to more shareholders." The concept expressed in these statements is no more well-defined than the concept of giving shareholders the power to add directors of their own choosing (as in HealthSouth) or the concept of "diversification of the Board" (as in Exxon Mobil). As in the above-cited no-action letters, the Proponent should not be able to recast multiple proposals as a single proposal merely by selecting a broad theme to which each aspect of the submission relates generally.

In addition, and as a practical matter, both shareholders and the Company would be put in an untenable position if the Shareholder Submission is put before shareholders with all three proposals included. Shareholders who favor one or two, but not all of the proposals, might be forced to vote for a proposal they do not favor in order to cast a favorable vote for a proposal they do favor. Indeed, if the Company wished to put the same three topics before its shareholders for a vote, we believe it likely would be required to separately present the three topics under the SEC's unbundling rule and related Staff guidance to address this same concern.[1] Further, if the Shareholder Submission passes, the Company would be faced with uncertainty in seeking to implement the Shareholder Submission, as the Company would not know whether shareholders had favored one of the proposals, two of the proposals or all three. Indeed, the Company would not know whether shareholders had only approved the general concept of "better facilitat[ing] meaningful proxy access by more shareholders" and might prefer some action other than the three specified actions.

Even if the Proponent's concept of "better facilitat[ing] meaningful proxy access by more shareholders," were viewed as sufficiently well-defined to unify some of the separate proposals in the Shareholder Submission, it does not cover all of the separate proposals. While the number of proxy access nominees that can be included and the ability of shareholders to aggregate shares relate to how many or which nominating shareholders may use proxy access (and therefore could be argued to fall under the umbrella concept of "better facilitat[ing] meaningful proxy access by more shareholders"), the third paragraph of the Shareholder Submission addresses the entirely distinct topic of director qualifications (*i.e.* whether a proxy access nominee who has previously received less than a minimum threshold for shareholder support may be re-nominated in subsequent years). Thus, even under a unified concept theory, the Shareholder Submission would fail to comply with the single proposal requirement, because one of the proposals is unrelated to the allegedly unifying concept.

For the above reasons, we believe the Shareholder Submission may be excluded in its entirety from the Company's Proxy Materials on the basis that it constitutes multiple proposals and thereby contravenes the one proposal limitation set out in Rule 14a-8(c).

The Shareholder Submission May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Shareholder Submission.

Background of Rule 14a-8(i)(10)

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Commission Release No. 34-12598 (July 7, 1976). While the exclusion was originally interpreted to allow exclusion of a stockholder proposal only when the proposal was "'fully' effected" by the company, the Commission has revised its approach to the exclusion over time to allow for exclusion of proposals that have been "substantially implemented." Commission

[1] *See* Exchange Act Rule 14a-4(a)(3) and Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally), January 24, 2014.

Release No. 34-20091 (August 16, 1983) and Commission Release No. 40018 (May 21, 1998) (the "1998 Release"). In applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 6, 1991, recon. denied March 28, 1991). In addition, when a company can demonstrate that it already has taken actions that address the "essential objective" of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot, even where the company's actions do not precisely mirror the terms of the stockholder proposal. In particular, the Staff has repeatedly concurred that companies, when substantially implementing a stockholder proposal, may implement aspects of the stockholder proposal in a manner that differs in certain respects from the stockholder proposal and/or address matters on which the proposal is silent.

Over the past year, the Staff granted no-action relief to numerous companies under Rule 14a-8(i)(10) on the basis that proxy access bylaws adopted by those companies substantially implemented stockholder proposals requesting such bylaws, in each case because the bylaws adopted "addressed the proposal's essential objective," even in cases where the previously-adopted bylaws' terms differed from the terms requested in the shareholder proposal. *See, e.g.*, Cisco Systems, Inc. and WD-40 Company (September 27, 2016); Oracle Corporation (August 11, 2016); Leidos Holdings, Inc. (May 4, 2016); Equinix, Inc. (April 7, 2016); Amphenol Corporation (March 29, 2016) (granting no-action relief upon company's reconsideration request under Rule 14a-8(i)(10) following Staff's denial of no-action relief under Rule 14a-8(i)(3)); Omnicom Group Inc. (March 22, 2016); General Motors Company (March 21, 2016); Quest Diagnostics Incorporated (March 17, 2016); Chemed Corporation, Eastman Chemical Company and Newell Rubbermaid Inc. (March 9, 2016); Amazon.com, Inc., Anthem, Inc., Fluor Corporation, International Paper Company, ITT Corporation, McGraw Hill Financial, Inc., PG&E Corporation, Public Service Enterprise Group Incorporated, Sempra Energy and Xylem Inc. (March 3, 2016); The Wendy's Company (March 2, 2016); Reliance Steel & Aluminum Co. and United Continental Holdings, Inc. (February 26, 2016); and Alaska Air Group, Inc., Baxter International Inc., Capital One Financial Corporation, Cognizant Technology Solutions Corporation, The Dun & Bradstreet Corporation, General Dynamics Corporation, Huntington Ingalls Industries, Inc., Illinois Tool Works Inc., Northrop Grumman Corporation, PPG Industries, Inc., Science Applications International Corporation, Target Corporation, Time Warner Inc., UnitedHealth Group, Inc., The Western Union Company (February 12, 2016); General Electric Company (March 3, 2015).

<u>The Board's Adoption of the Proxy Access Bylaw on June 28, 2016 Substantially Implements the Shareholder Submission</u>

As discussed above, we believe the Shareholder Submission includes three (or, at a minimum, two) different proposals. However, should the Staff believe that the Shareholder Submission comprises only one shareholder proposal, that single proposal must be, as noted above, to "better facilitate meaningful proxy access by more shareholders." If that is the case, then the shareholder proposal may be excluded on the basis that the Company's Proxy Access Bylaw already accomplishes the proposal's essential objective. In this regard, and as the Staff is aware, it is not necessary that the Company have implemented every aspect of a proposal or exactly as articulated by the shareholder proponent in order to satisfy its essential objective.

As noted, the Staff addressed the "essential objective" analysis involving the application of Rule 14a-8(i)(10) to "proxy access" proposals in a number of letters during the most recent proxy season. While these letters were issued in the context of shareholder proposals requesting implementation of a proxy access bylaw rather than, as in the instant case, revision of an existing proxy access bylaw, we believe the Staff's position in these letters is instructive in considering the parameters of a "meaningful" proxy access right.[2]

The Shareholder Submission suggests that the three requested changes to the Proxy Access Bylaw would "better facilitate" proxy access for "more shareholders" and thereby make the right meaningful, or perhaps, "more" meaningful. Therefore, the essential objective of the Shareholder Submission is for the Company to have a "meaningful," or more meaningful, proxy access right. The Company's Proxy Access Bylaw – which is consistent with the many proxy access bylaws in which the Staff concurred in exclusion of shareholder proposals seeking meaningful proxy access – is clearly a meaningful right, and the changes proposed by the Proponent do not make it substantially more meaningful. Accordingly, we believe the Company's Proxy Access Bylaw already achieves the essential objective of the Shareholder Submission and, as described below, compares favorably with the terms of the Shareholder Submission.

- **#1—Number Of Nominees:**
  The Shareholder Submission requests that "[t]he number of 'Stockholder Nominees' eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater." Article II, Section 11(d) of the Company's bylaws (the "Bylaws"), provides that the number of stockholder nominees may not exceed 20% of the number of

[2] We acknowledge, in this regard, that the Staff has recently denied no-action relief to H&R Block, Inc. (July 21, 2016) and Microsoft Corporation (September 27, 2016) in instances in which shareholder proposals have sought changes to existing proxy access bylaws. As the Staff noted in Staff Legal Bulletin No. 14 (July 31, 2001) ("SLB 14"), the Staff will consider the specific arguments advanced by the company and the shareholder and will not make decisions based solely on the subject matter of a shareholder proposal. Accordingly, the Staff may concur with exclusion of a shareholder proposal in one instance while failing to concur in exclusion of another proposal addressing "the same or similar subject matter." In light of the Staff's guidance in SLB 14, we do not believe the outcome in H&R Block and Microsoft dictates the outcome with regard to the Shareholder Submission because we have made arguments that were not made in the H&R Block and Microsoft no-action requests.

directors in office, and sets forth standard provisions for how to count the number of permitted nominees. *See* Exhibit B, pages 10-11. The Board is currently comprised of 11 directors and the maximum number of directors permitted by the Company's Bylaws is 21. Accordingly, the maximum number of additional candidates a shareholder might be permitted to nominate, based on 25% of the Board rather than 20%, would be one.[3] Indeed, there would be no difference in the number of directors permitted under the Proxy Access Bylaw and the Proponent's proposal if there were 10 or 11 directors, and the Company has had 10 or 11 directors for all but three months over the last five years. The Proponent's proposal would thus have little to no effect on the application of the Company's existing proxy access right and therefore does not make the right substantially more "meaningful." This conclusion is consistent with the Staff's previous conclusions that a proposal requesting adoption of a proxy access bylaw limiting the number of shareholder nominees to 25% of the full board is substantially implemented by adoption of a bylaw limiting the number of nominees to 20% of the full board. *See, e.g.*, Cisco Systems, Inc. and WD-40 Company (September 27, 2016); Oracle Corporation (August 11, 2016); Leidos Holdings, Inc. (May 4, 2016); Equinix, Inc. (April 7, 2016).

- **#2—Shareholder Aggregation:**
  The Shareholder Submission requests an amendment providing that "[n]o limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% 'Required Shares' for an 'Eligible Stockholder.'" This provision of the Proxy Access Bylaw, which places a twenty-shareholder limit on the size of a nominating group, is consistent with the essential objective of implementing a proxy access procedure that provides "meaningful proxy access." Rather than impair the ability of shareholders to use proxy access, this provision merely seeks to assure that the Proxy Access Bylaw is administratively workable for all involved and is a common provision among companies that have adopted a proxy access bylaw. *See* Exhibit B, page 11. This provision was specifically addressed in the many instances in which the Staff has concurred in exclusion of proxy access shareholder proposals, notwithstanding that the companies at issue included a twenty-shareholder limitation and the proposals specifically requested proxy access for "a shareholder or an unrestricted number of shareholders forming a group." *See, e.g.*, Cisco Systems, Inc. and WD-40 Company (September 27, 2016); Oracle Corporation (August 11, 2016); Leidos Holdings, Inc. (May 4, 2016); Equinix, Inc. (April 7, 2016); NVR, Inc. (February 12, 2016) (no-action request granted upon

---

[3] If the Company increased the size of the Board to the maximum of 21 directors, under the current Proxy Access Bylaw a shareholder would be able to nominate up to four directors (20% of the Board rounded to the nearest whole number under 20%). If the Proxy Access Bylaw were amended in accordance with the Shareholder Submission and using the rounding mechanism in the current Proxy Access Bylaw, a shareholder would be able to nominate up to five directors (25% of the Board rounded to the nearest whole number under 25%).

reconsideration on March 25, 2016, following the company's amendment of the ownership threshold in its proxy access provision to 3%) .

- **#3—No Limit On Stockholder Nominee Re-Nominations:**
  The Shareholder Submission requests an amendment providing that "[n]o limitation shall be imposed on the re-nomination of 'Stockholder Nominees' based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity." Article II, Section 11(m) of the Proxy Access Bylaw provides that an individual cannot qualify as a proxy access candidate if the individual was nominated as a proxy access candidate within the prior two years and did not receive a specified percentage of shareholder votes. *See* Exhibit B, page 16. The provision does not disqualify any shareholder or members of a nominating group from using proxy access and does not support a conclusion that the Company's Proxy Access Bylaw is not meaningful, or would be made substantially more meaningful by adopting the proposed amendment. For the elimination of this limitation to be meaningful, there would have to be some reasonable expectation that a candidate who was unable to amass 25% of the vote in one year would be able to win an election within the following two years. Further, retention of this provision of the Proxy Access Bylaw is consistent with the Staff's concurrence, in many instances, that proxy access shareholder proposals could be excluded as substantially implemented where company bylaws included such a limitation notwithstanding contrary language in the proposal. *See, e.g.*, WD-40 Company (September 27, 2016); Leidos Holdings, Inc. (May 4, 2016); Alaska Air Group, Inc. and Baxter International Inc. (February 12, 2016).

Accordingly, if the Staff believes the Shareholder Submission comprises only one shareholder proposal, we believe that the shareholder proposal has been substantially implemented and, therefore, may properly be excluded under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, and consistent with the Staff's prior no-action letters, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Submission from its Proxy Materials pursuant to Rule 14a-8(f) on the basis that the Shareholder Submission constitutes multiple proposals in violation of the regulatory limit in Rule 14a-8(c). Alternatively, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Submission from its Proxy Materials pursuant to Rule 14a-8(i)(10) on the basis that the Company has substantially implemented the Shareholder Submission.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

John Chevedden
FISMA & OMB MEMORANDUN M-07-16

EXHIBIT A

From: ***FISMA & OMB MEMORANDUN M-07-16***
To: Patterson, Roger
Cc: Mckiernan, Kimberly M.
Subject: Rule 14a-8 Proposal (DIS)``
Date: Wednesday, September 07, 2016 8:08:23 PM
Attachments: CCE07092016_6.pdf

Mr. Patterson,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

James McRitchie

FISMA & OMB MEMORANDUN M-07-16

Mr. Alan N. Braverman
Corporate Secretary
The Walt Disney Company (DIS)
500 S Buena Vista Street
Burbank CA 91521
PH: 818 560-1000
FX: 818-560-1930
FX: 818-560-2092

Dear Mr. Braverman:

I am delighted to own shares in The Walt Disney Company. However, I believe the Board should take this opportunity to signal improvement in its corporate governance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is my delegation to John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act as my agent regarding this Rule 14a-8 proposal, negotiations and/or modification, and presentation of it for the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB MEMORANDUN M-07-16*** at: ***FISMA & OMB MEMORANDUN M-07-16*** to facilitate prompt and verifiable communications. Please identify me exclusively as the lead filer of the proposal and Harrington Investments, Inc. as a co-filer.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,



September 2, 2016

James McRitchie — Date

cc: Roger Patterson <Roger.Patterson@disney.com>
Assistant Secretary

[DIS – Rule 14a-8 Proposal, September 2, 2016]
Proposal [4] - Shareholder Proxy Access Amendment

RESOLVED: Shareholders of The Walt Disney Company (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access" bylaw, and any other associated documents, to include *essential elements* for *substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:

1. *The number of "Stockholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Stockholder Nominees to 20% of directors. Under the current 12-member board, stockholder nominees are currently limited to nominating two. Any shareholders nominee elected under the current bylaws could be easily isolated.
2. *No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% "Required Shares" for an "Eligible Stockholder."* Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individuals and institutional investors in meeting the Ownership Requirements.
3. *No limitation shall be imposed on the re-nomination of "Stockholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's board adopted a proxy access bylaw in June 2016, it contains troublesome provisions, as outlined above, that significantly impair the ability of shareholders to participate as Eligible Shareholders, the ability of Shareholder Nominees to effectively serve if elected, and the ability of Shareholder Nominees to run again if they receive less than 25% of the vote. Adoption of *all* the requested amendments would largely remedy these issues and would better ensure meaningful proxy assess is eligible to more shareholders.

Increase shareholder value
Vote for Shareholder Proxy Access Amendment – Proposal [4]

James McRitchie, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUN M-07-16***

From:**FISMA & OMB MEMORANDUN M-07-16***
To: Patterson, Roger
Cc: Mckiernan, Kimberly M.
Subject: Rule 14a-8 Proposal (DIS) blb
Date: Tuesday, September 13, 2016 8:37:29 PM
Attachments: CCE13092016_7.pdf

Mr. Patterson,
Please see the attached broker letter.
Sincerely,
John Chevedden



DIS

Post-it® Fax Note 7671	Date 9-13-16	# of pages ▶
To Roger Patterson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB MEMORANDUN M-07-16***	
Fax # 818-526-4107	Fax #	

09/12/2016

James McRitchie

FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDUN M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that as of the date of this letter, James McRitchie held, and has held continuously for at least thirteen months, 100 shares of Walt Disney Co. (DIS) common stock in his account ending in ***FISMA & OMB MEMORANDUN M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



The Walt Disney Company

Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel

September 19, 2016

VIA EMAIL AND OVERNIGHT COURIER

James McRitchie

FISMA & OMB MEMORANDUN M-07-16

Re: Notice of Deficiency Relating to Shareholder Proposal

Dear Mr. McRitchie:

On September 7, 2016, The Walt Disney Company (the "Company"), received the shareholder proposal submitted by John Chevedden on your behalf for consideration at the Company's 2017 Annual Meeting (the "Submission"). Based on the date of electronic transmission of the Submission, the Company has determined that the date of submission was September 7, 2016 (the "Submission Date").

Rule 14a-8(c) of the Exchange Act provides that no more than one proposal per shareholder may be submitted for a particular meeting of shareholders. We believe the Submission contains more than one shareholder proposal. Specifically, paragraphs one, two and three of the Submission relate to separate and distinct topics – the number of proxy access nominees that may be submitted to the Company, shareholder proponent eligibility to utilize proxy access, and director nominee qualifications, respectively. To remedy this deficiency, the Proponent must reduce its submission to no more than one proposal for consideration by the Company's shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to the undersigned. The failure to correct the deficiencies within this timeframe will provide the Company with a basis to exclude the proposal contained in the Submission from the Company's proxy materials for the 2017 Annual Meeting.

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com



For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletins 14F and 14G.

Sincerely yours,

Roger J. Patterson

cc: John Chevedden (by e-mail to ***FISMA & OMB MEMORANDUM M-07-16***

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (I)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (I)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (I)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The Hain Celestial Group, Inc. (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, Hain Celestial has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date before the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

[6] See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] See KBR Inc. v. Chevedden, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] Techne Corp. (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, additional proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow Layne Christensen Co. (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] See, e.g., Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14. (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date before the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

From: ***FISMA & OMB MEMORANDUN M-07-16***
To: Patterson, Roger
Subject: Rule 14a-8 Proposal (DIS)
Date: Thursday, September 29, 2016 10:23:17 AM

Mr. Patterson,
Can you help us by Friday by citing a no action precedent that supports the company position in the September 19, 2016 letter.
Sincerely,
John Chevedden
cc: James McRitchie

From: Patterson, Roger
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Rule 14a-8 Proposal (DIS)
Date: Friday, September 30, 2016 3:33:00 PM

We are relying on the language of the rule and will provide further analysis in a no-action request to the SEC if the deficiency is not corrected.

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Thursday, September 29, 2016 10:23 AM
To: Patterson, Roger
Subject: Rule 14a-8 Proposal (DIS)

Mr. Patterson,
Can you help us by Friday by citing a no action precedent that supports the company position in the September 19, 2016 letter.
Sincerely,
John Chevedden
cc: James McRitchie

From: ***FISMA & OMB MEMORANDUN M-07-16***
To: Patterson, Roger
Subject: Rule 14a-8 Proposal (DIS)
Date: Saturday, October 01, 2016 6:31:41 AM

Mr. Patterson,
We are confident the proposal does not violate Rule 14a-8(c), given its single unifying theme of better facilitating meaningful proxy access. All elements of the proposal are in complete harmony with the SEC's own vacated Rule 14a-11.
Sincerely,
John Chevedden
cc: James McRitchie

EXHIBIT B

Exhibit 3.2

AMENDED AND RESTATED BYLAWS

OF

THE WALT DISNEY COMPANY

(hereinafter called the "Corporation")

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, Delaware.

Section 2. Principal Place of Business. The principal place of business of the Corporation is hereby fixed and located at 500 South Buena Vista Street, Burbank, California 91521.

Section 3. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors (and in the case of a special meeting, by the Board of Directors or the person calling the special meeting as authorized by Section 3 of this Article II) and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time and place as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as is properly brought before the meeting in accordance with these Bylaws.

Section 3. Special Meetings.

(a) General.

A special meeting of stockholders of the Corporation may be called only by (i) the Board of Directors, (ii) the Chairman of the Board of Directors, or (iii) the Chief Executive Officer, and, subject to the provisions of Section 3(b) of this Article II and all other applicable sections of the Bylaws, shall be called by the Secretary of the Corporation at the written request in proper form of one or more stockholders (a "Stockholder Requested Special Meeting") who have continuously held as stockholders of record "Net Long Shares" (as defined below) representing in the aggregate at least twenty-five percent (25%) (the "Requisite Percentage") of the outstanding shares of the Corporation's common stock ("Common Stock") for at least one year prior to the date such request is delivered to the Secretary (the "Request Date"). Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, and only such business as is stated in such notice shall be acted upon thereat.

(b) Stockholder Requested Special Meetings.

(1) For purposes of determining whether stockholders have held the Requisite Percentage of the outstanding shares of Common Stock for at least one year prior to the Request Date, "Net Long Shares" shall mean those shares of Common Stock as to which the stockholder in question possesses (x) the sole power to vote or direct the voting, (y) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (z) the sole power to dispose of or direct the disposition. The number of shares calculated in accordance with clauses (x), (y) and (z) shall not include any shares (1) sold by such stockholder in any transaction that has not been settled or closed, (2) borrowed by such stockholder for any purposes or purchased by such stockholder pursuant to an agreement to resell or (3) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of Common Stock or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such stockholder's rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares or (B) offsetting to any degree gain or loss arising from the sole economic ownership of such shares by such stockholder. Whether shares constitute "Net Long Shares" shall be decided by the Board of Directors in its reasonable determination.

(2) A request for a Stockholder Requested Special Meeting must be signed by the holders of the Requisite Percentage (or their duly authorized agents) and be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested or by a nationally recognized private overnight courier service, return receipt requested.

To be in proper form and valid, a request for a Stockholder Requested Special Meeting shall (A) set forth a statement of the specific purpose or purposes of the meeting and the matters proposed to be acted on at such special meeting (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (B) bear the date of signature of each stockholder (or duly authorized agent) signing the request, (C) set forth (w) the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the request is signed), (x) the number of Net Long Shares held by such stockholder, (y) include documentary evidence that the stockholders held the Requisite Percentage as of the Request Date and for a minimum of one full year prior to the Request Date, provided that if any of the stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the request must also include documentary evidence (or, if not simultaneously provided with the request, such documentary evidence must be delivered to the Secretary within ten (10) days after the Request Date) that the beneficial owners on whose behalf the request is made held, together with any requesting stockholders who are beneficial owners, the Requisite Percentage as of the Request Date and for a minimum of one full year prior to the Request Date and (z) a certification from the stockholder submitting the request that the stockholders signing the request in the aggregate satisfy the Requisite Percentage, (D) describe any material interest of each such stockholder in the specific purpose or purposes of the meeting, (E) contain any other information that would be required to be provided by a stockholder seeking to nominate directors or bring an item of business before an annual meeting of stockholders pursuant to Article II, Section 10 of these Bylaws, (F) include an acknowledgment by each stockholder and any duly authorized agent that any reduction in Net Long Shares owned by such stockholder as of the date of delivery of the special meeting request and prior to the record date for the proposed meeting requested by such stockholder shall constitute a revocation of such request to the extent of such reduction, and (G) include an agreement by each stockholder and any duly authorized agent to notify the Corporation promptly in the event of any decrease in Net Long Shares held by such stockholder following the delivery of the request and prior to the Stockholder Requested Special Meeting. In addition, the stockholder and any duly authorized agent shall promptly provide any other information reasonably requested by the Corporation.

The Corporation will provide the requesting stockholders with notice of the record date for the determination of stockholders entitled to vote at the Stockholder Requested Special Meeting. Each requesting stockholder is required to update the notice delivered pursuant to this Section 3(b) not later than ten (10) business days after such record date to provide any material changes in the foregoing information as of such record date and, with respect to the information required under clause (C)(y) of the previous paragraph, also as of a date not more than five (5) business days before the scheduled date of the Stockholder Requested Special Meeting as to which the request relates.

Any requesting stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation. If, following such revocation (including any revocation resulting from a disposition of shares) at any time before the date of the Stockholder Requested Special Meeting, the remaining unrevoked requests are from stockholders holding in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, may cancel the Stockholder Requested Special Meeting.

(3) Notwithstanding the foregoing, a special meeting request shall not be valid, and the Secretary shall not be required to call the Stockholder Requested Special Meeting if (A) the request for such special meeting does not comply with this Section 3(b), (B) the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer

has called or calls an annual or special meeting of stockholders to be held not later than ninety (90) days after the date on which a valid request has been delivered to the Secretary (the "Delivery Date") and the Board of Directors determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) an identical or substantially similar item of business (a "Similar Item") specified in the stockholder's request, (C) the request is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (D) if two or more special meetings have been called at the request of stockholders and convened within the 12-month period ending on the Delivery Date, (E) the request contains a Similar Item to an item that was presented at any meeting of stockholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes of this clause (E) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), (F) the request relates to an item of business that is not a proper subject for action by the stockholders of the Corporation under applicable law or (G) the request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or other applicable law. The Board of Directors shall determine in good faith whether the requirements set forth in this Section 3(b) have been satisfied and such determination shall be binding on the Corporation and its stockholders.

(4) If a valid special meeting request has been made, the Stockholder Requested Special Meeting shall be held at such date, time and place as the Board of Directors shall fix; provided, however, that the date of any such special meeting shall be not more than 90 days after the Special Meeting Request is delivered to the Secretary.

(5) Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in a valid special meeting request for such meeting; provided, however, that nothing herein shall prohibit the Corporation from submitting matters to a vote of the stockholders at any Stockholder Requested Special Meeting.

(6) If none of the stockholders who submitted the request for a Stockholder Requested Special Meeting appears or sends a qualified representative to present the matters to be presented for consideration that were specified in the special meeting request, the Corporation need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

Section 4. Quorum. Except as may be otherwise provided by law or by the Certificate of Incorporation, the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a minority of the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, (i) at all meetings of stockholders for the election of directors, a plurality of votes cast shall be sufficient to elect, and (ii) any other question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority in voting power of the stock represented and entitled to vote thereon. Unless otherwise provided in the Certificate of Incorporation, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 6. Organization.

(a) All meetings of the stockholders shall be presided over by the Chairman of the Board of Directors and, if he is not present, by such officer or director as is designated by the Board of Directors. The Secretary of the Corporation or, if he is not present, any Assistant Secretary or other person designated by the presiding officer shall act as secretary of the meeting.

(b) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 9. Inspectors of Election. Before any meeting of stockholders, the Board of Directors shall appoint one or more inspectors to act at the meeting and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

The inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each,

(b) determine the shares represented at the meeting and the validity of proxies and ballots,

(c) count all votes and ballots,

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination made by the inspectors, and

(e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. In determining the validity and counting of proxies and ballots, the inspectors shall act in accordance with applicable law.

Section 10. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation's notice of meeting

(or any supplement thereto), (b) by or at the direction of the Board of Directors, (c) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 10 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 10, or (d) with respect to nominations, by any Eligible Stockholder (as defined in Article II, Section 11 of these Bylaws) whose Stockholder Nominee (as defined in Article II, Section 11 of these Bylaws) is included in the Corporation's proxy materials for the relevant annual meeting.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (a)(1) of this Section 10, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business other than the nomination of persons for election to the Board of Directors must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, notice by the stockholder must be so delivered not later than the close of business on the ninetieth day prior to such annual meeting or if later the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (and such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and or by proxy at the meeting to propose such business or nomination, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock

required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 10 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 10 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors, or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 10 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 10. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stock-holder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph(a)(2) of this Section 10 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Section 10 (in the case of an annual or special meeting) or in Article II. Section 11 of these Bylaws (in the case of an annual meeting only) shall be eligible to be elected at an

annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 10. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (a)(2)(c)(iv) of this Section 10) and, if applicable, Section 3(b) and (b) if any proposed nomination or business was not so made or proposed in compliance with this Section 10 and, if applicable, Section 3(b) to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.

(2) For purposes of this Section 10 and Section 11 of this Article II, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 10. Nothing in this Section 10 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

Section 11. Proxy Access.

(a) Subject to the provisions of this Section 11, the Corporation shall include in its proxy statement (including its form of proxy) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board of Directors submitted pursuant to this Section 11 (each a "Stockholder Nominee") provided (i) timely written notice of such Stockholder Nominee satisfying this Section 11 ("Notice") is delivered to the Corporation by or on behalf of a stockholder or stockholders that, at the time the Notice is delivered, satisfy the ownership and other requirements of this Section 11 (such stockholder or stockholders, and any person on whose behalf they are acting, the "Eligible Stockholder"), (ii) the Eligible Stockholder expressly elects in writing at the time of providing the Notice to have its nominee included in the Corporation's proxy statement pursuant to this Section 11, and (iii) the Eligible Stockholder and the Stockholder Nominee otherwise satisfy the requirements of this Section 11 and the director qualifications requirements set forth in the Corporation's Corporate Governance Guidelines and any other document setting forth qualifications for directors.

(b) To be timely, an Eligible Stockholder's notice must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation, not later than the close of business on the one hundred twentieth day nor earlier than the close of business on the one hundred fiftieth day prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, notice by the stockholder must be so delivered not later than the close of business on the one hundred twentieth day prior to such annual meeting or if later the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of the Eligible Stockholder's notice.

(c) In addition to including the name of the Stockholder Nominee in the Corporation's proxy statement for the annual meeting, the Corporation also shall include (i) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation's proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and (ii) if the Eligible Stockholder so elects, a Statement (defined below) (collectively, the "Required Information"). Nothing in this Section 11 shall limit the Corporation's ability to solicit against and include in its proxy statement its own statements relating to any Stockholder Nominee.

(d) The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation's proxy statement pursuant to this Section 11 but either are subsequently withdrawn or that the Board of Directors decides to nominate (a "Board Nominee")) appearing in the Corporation's proxy statement with respect to a meeting of stockholders shall not exceed 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 11 (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (the "Permitted Number"); provided, however, that (i) the Permitted Number shall be reduced by the number of director candidates for which the Corporation shall have received one or more valid Notices that a stockholder intends to nominate director candidates at such annual meeting of stockholders pursuant to paragraph (a)(2) of Section 10 of this Article II, (ii) any director in office as of the nomination deadline who was included in the Corporation's proxy statement as a Stockholder Nominee for any of the two preceding annual meetings and whom the Board of Directors decides to nominate for election to the Board of Directors also will be counted against the Permitted Number, and (iii) in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 11 exceeds the Permitted Number, each Eligible Stockholder shall select one Stockholder Nominee for inclusion in the Corporation's proxy statement until the Permitted Number is reached, going in order of the amount (greatest to least) of voting power of the Corporation's capital stock entitled to vote on the election of directors as disclosed in the Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e) An Eligible Stockholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the total voting power of the Corporation's outstanding shares of capital stock entitled to vote in the election of directors (the "Required Shares") as of both the date the Notice is delivered to or received by the Corporation in accordance with this Section 11 and the record date for determining stockholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date. For purposes of satisfying the ownership requirement under this Section 11, the voting power represented by the shares of the Corporation's capital stock owned by one or more stockholders, or by the person or persons who own shares of the Corporation's capital stock and on whose behalf any stockholder is acting, may be aggregated, provided that (i) the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, (ii) each stockholder or other person whose shares are aggregated shall have held such shares continuously for at least three years, and (iii) a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer (or by a group of related employers that are under common control), or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose. Whenever an Eligible Stockholder consists of a group of stockholders and/or other persons, any and all requirements and obligations for an Eligible Stockholder set forth in this paragraph (e) must be satisfied by and as to each such stockholder or other person, except that shares may be aggregated to meet the Required Shares as provided in this paragraph (e). With respect to any one particular annual meeting, no stockholder or other person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 11.

(f) For purposes of this Section 11, an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the Corporation's capital stock as to which the person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such person's or affiliates' full right to vote or direct the voting of any such shares, and/or (B) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate. A person shall "own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days' notice and recalls such loaned shares not more than five business days after being notified that any of its Stockholder Nominees will be included in the Corporation's proxy statement, or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. For purposes of this Section 11, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(g) An Eligible Stockholder must provide with its Notice the following information in writing to the Secretary: (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is delivered to or received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide (A) within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders; (ii) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies to be treated as one stockholder or person for purposes of this

Section 11; (iii) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder hereunder): (A) intends to continue to own the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 11, (D) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a Board Nominee, (E) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation, and (F) has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (iv) the written consent of each Stockholder Nominee to be named in the Corporation's proxy statement as a nominee and to serve as a director if elected; (v) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act; (vi) any other information that would be required to be provided by a stockholder seeking to nominate directors pursuant to paragraph (a)(2) of Section 10 of this Article II; (vii) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (viii) an undertaking that the Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the Corporation's stockholders or out of the information that the Eligible Stockholder provides to the Corporation, (B) in a form satisfactory to the Corporation, indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 11, (C) file with the SEC any solicitation or other communication with the Corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting.

(h) The Eligible Stockholder may include with its Notice, a written statement for inclusion in the Corporation's proxy statement for the meeting, not to exceed 500 words in support of each Stockholder Nominee, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Article II, the Corporation may omit from its proxy statement any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

(i) Each Stockholder Nominee must (i) provide within five business days of the Corporation's request an executed agreement, in a form deemed satisfactory to the Corporation, that (A) the Stockholder Nominee has read and agrees to adhere to the Corporation's Corporate Governance Guidelines, the Corporation's Code of Business Conduct and Ethics for Directors and any other Corporation policies and guidelines applicable to directors, including with regard to securities trading, (B) the Stockholder Nominee is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a Director of the Corporation, with such person's fiduciary duties under applicable law, (C) the Stockholder Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification (a "Compensation Arrangement") in connection with such person's nomination for director and/or service as a director that has not been disclosed to the Corporation; (ii) complete, sign and submit all questionnaires required of the Corporation's Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and (iii) provide within five business days of the Corporation's request such additional information as the Corporation determines may be necessary to permit the Board of Directors to determine whether such Stockholder Nominee meets the requirements of this Section 11 and/or the Corporation's requirements with regard to director qualifications and policies and guidelines applicable to directors, including whether (A) such Stockholder Nominee is independent under the committee independence requirements set forth in the rules of the principal U.S. exchange on which shares of the Corporation are listed, the listing standards of each U.S. exchange upon which the capital stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the directors (the "Independence Standards"), (B) such Stockholder Nominee has any direct or indirect relationship with the Corporation that has not been deemed categorically immaterial pursuant to the Corporation's Corporate Governance Guidelines, and (C) such Stockholder Nominee is not and has not been subject to (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act") or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act.

(j) In the event that any information or communications provided by the Eligible Stockholder or Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Stockholder Nominee from its proxy materials as provided in this Section 11.

(k) The Corporation shall not be required to include, pursuant to this Section 11, a Stockholder Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation) (i) if the Eligible Stockholder who has nominated such Stockholder Nominee has nominated for election to the Board of Directors at the meeting any person other than pursuant to this Section 11, or has or is engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a Board Nominee, (ii) who is not independent under the Independence Standards, (iii) whose election as a member of the Board of Directors would violate or cause the Corporation to be in violation of these Bylaws, the Corporation's certificate of incorporation, the Corporation's Corporate Governance Guidelines, the Corporation's Code of Business Conduct and Ethics for Directors or other document setting forth qualifications for directors, the listing standards of any exchange upon which the Corporation's capital stock is listed, or any applicable state or federal law, rule or regulation, (iv) if the Stockholder Nominee is or becomes a party to any undisclosed Voting Commitment, (v) if the Stockholder Nominee is or becomes a party to any undisclosed Compensation Agreement, (vi) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vii) whose then-current or within the preceding ten years' business or personal interests place such Stockholder Nominee in a conflict of interest with the Corporation or any of its subsidiaries that would cause such Stockholder Nominee to violate any fiduciary duties of directors established pursuant to Delaware law, including but not limited to the duty of loyalty and duty of care, (viii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (ix) who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act, or (x) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading or shall have breached its or their agreements, representations, undertakings and/or obligations pursuant to this Section 11.

(l) Notwithstanding anything to the contrary set forth herein, if (i) the Stockholder Nominee and/or the applicable Eligible Stockholder shall have breached its or their agreements, representations, undertakings and/or obligations pursuant to this Section 11, as determined by the Board of Directors or the person presiding at the meeting, or (ii) the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 11, (x) the Board of Directors or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation and (y) the Corporation shall not be required to include in its proxy statement any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder.

(m) Any Stockholder Nominee who is included in the Corporation's proxy statement for a particular meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the meeting or (ii) does not receive a number of votes cast in favor of his or her election at least equal to 25% of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the Stockholder Nominee's election, shall be ineligible to be included in the Corporation's proxy statement as a Stockholder Nominee pursuant to this Section 11 for the next two annual meetings of stockholders following the meeting for which the Stockholder Nominee has been nominated for election.

(n) The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 11 and to make any and all determinations necessary or advisable to apply this Section 11 to any persons, facts or circumstances, including the power to determine (i) whether a person or group of persons qualifies as an Eligible Stockholder, (ii) whether outstanding shares of the Corporation's capital stock are "owned" for purposes of meeting the ownership requirements of this Section 11, (iii) whether a notice complies with the requirements of this Section 11, (iv) whether a person satisfies the qualifications and requirements to be a Stockholder Nominee, (v) whether inclusion of the Required Information in the Corporation's proxy statement is consistent with all applicable laws, rules, regulations and listing standards, and (vi) whether any and all requirements of this Section 11 have been satisfied. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be conclusive and binding on all persons, including the Corporation and all record or beneficial owners of stock of the Corporation.

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors.

(a) Subject to the rights, if any, of the holders of preferred stock of the Corporation to elect directors of the Corporation, the Board of Directors shall consist of not less than nine nor more than 21 members with the exact number of directors to be determined from time to time solely by resolution duly adopted by the Board of Directors. Except as provided in Section 3 of this Article, directors shall be elected by a "majority of votes cast" (as defined herein) at the Annual Meeting of stockholders to hold office as provided by

Article FIFTH of the Certificate of Incorporation, unless the election is contested, in which case directors shall be elected by a plurality of votes cast. An election shall be contested if, as determined by the Board of Directors, the number of nominees exceeds the number of directors to be elected. For the purposes of this Section, a "majority of votes cast" means that the number of shares voted "for" a director exceeds the number of votes cast "against" that director. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Directors need not be stockholders.

(b) If a Director in an uncontested election does not receive a majority of votes cast for his or her election, the director shall, within ten business days of certification of election results, submit to the Board a letter of resignation for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee shall promptly assess the appropriateness of such nominee continuing to serve as a director and recommend to the Board the action to be taken with respect to such tendered resignation. The Board will determine whether to accept or reject such resignation, or what other action should be taken, within 90 days from the date of the certification of election results.

Section 2. Resignation of Directors. Any director may resign at any time effective upon giving written notice to the Corporation, unless the notice specifies a later time for the effectiveness of such resignation.

Section 3. Vacancies. Any vacancy on the Board of Directors, howsoever resulting may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office for a term as specified in Article FIFTH of the Certificate of Incorporation.

Section 4. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 5. Chairman of the Board. The Board of Directors shall annually elect one of its members to be Chairman of the Board and shall fill any vacancy in the position of Chairman of the Board at such time and in such manner as the Board of Directors shall determine. The Chairman of the Board shall preside at all meetings of the Board of Directors and of stockholders. The Chairman shall perform such other duties and services as shall be assigned to or required of the Chairman by the Board of Directors.

Section 6. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, the Chief Executive Officer, the President or by a majority of the Board of Directors. Notice thereof, stating the place, date and hour of the meeting, shall be given to each director either by mail not less than four days before the date of the meeting, or personally or by telephone, telegram, telex or similar means of communication on 12 hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 7. Quorum; Action of Board of Directors. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 9. Meetings by Means of Conference Telephone. Members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 10. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. The Board of Directors shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. In the absence of any such prescription, such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board of Directors or such committee shall otherwise provide, regular and special meetings and other actions of any such committee shall be governed by the provisions of this

Article III applicable to meetings and actions of the Board of Directors. Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 11. Fees and Compensation. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board of Directors.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer. The Board of Directors, in its sole discretion, may also choose one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws.

Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time solely by the Board of Directors, which determination may be by resolution of the Board of Directors or in any bylaw provision duly adopted or approved by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors with or without cause. Any vacancy occurring in any office of the Corporation may be filled only by the Board of Directors.

Section 3. Chief Executive Officer. The Chief Executive Officer of the Corporation shall, subject to the provisions of these Bylaws and the control of the Board of Directors, have general and active management, direction and supervision over the business of the Corporation and over its officers. He shall perform all duties incident to the office of chief executive and such other duties as from time to time may be assigned to him by the Board of Directors. The Chief Executive Officer shall report directly to the Board of Directors and shall have the right to delegate any of his powers to any other officer or employee.

Section 4. President. The President shall report and be responsible to the Chief Executive Officer. The President shall have such powers and perform such duties as from time to time may be assigned or delegated to him by the Board of Directors or the Chief Executive Officer or are incident to the office of President.

Section 5. Executive Vice Presidents. The Executive Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board of Directors or are incident to the office of Executive Vice President.

Section 6. Senior Vice Presidents. The Senior Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board of Directors or are incident to the office of Senior Vice President.

Section 7. Vice Presidents. The Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board of Directors or are incident to the office of Vice President.

Section 8. Secretary. The Secretary shall keep or cause to be kept, at the principal executive office or such other place as the Board of Directors may order, a book of minutes of all meetings of stockholders, the Board of Directors and its committees, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Board of Directors and committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the Bylaws of the Corporation at the principal executive office or business office of the Corporation.

The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent or registrar, if one be appointed, a stock register, or a duplicate stock register, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, for holders of certificated shares, the number and date of certificates issued for the same and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors and any committees thereof required by these Bylaws or by law to be given, shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors.

Section 9. Treasurer. The Treasurer shall have the custody of the corporate funds and securities of the Corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, and shall send or cause to be sent to the stockholders of the Corporation such financial statements and reports as are by law or these Bylaws required to be sent to them.

The Treasurer shall deposit all moneys and valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the Chief Executive Officer, the President and directors, whenever they request it, an account of all transactions and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors.

Section 10. Other Officers. Such other officers or assistant officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 11. Execution of Contracts and Other Documents. Each officer of the Corporation may execute, affix the corporate seal and/or deliver, in the name and on behalf of the Corporation, deeds, mortgages, notes, bonds, contracts, agreements, powers of attorney, guarantees, settlements, releases, evidences of indebtedness, conveyances, or any other document or instrument which is authorized by the Board of Directors or is required to be executed in the ordinary course of business, except in cases where the execution, affixation of the corporate seal and/or delivery thereof shall be expressly and exclusively delegated by the Board of Directors to some other officer or agent of the Corporation.

ARTICLE V

STOCK

Section 1. Stock Certificates.

(a) From and after October 16, 2013, all shares of any or all of the Corporation's classes or series of stock shall be issued, recorded and transferred exclusively in uncertificated book-entry form in accordance with a direct registration program operated by a clearing agency registered under Section 17A of the United States Securities and Exchange Act. Any certificates for shares of the Corporation that were issued prior to October 16, 2013 shall continue to be certificated securities of the Corporation until the certificates therefor have been surrendered to the Corporation

(b) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Signatures.

(a) Any share represented by certificates shall be signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or any Executive Vice President, Senior Vice President or Vice President and (ii) by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation.

(b) Where a certificate is countersigned by (i) a transfer agent or (ii) a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. , the Board of Directors may direct new uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of new uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4. Transfers. Transfers of shares of capital stock of the Corporation shall be made only on the stock record of the Corporation by the holder of record thereof or by his attorney thereunto authorized by the power of attorney duly executed and filed with the Secretary of the Corporation or the transfer agent thereof and upon receipt of proper transfer instructions from the registered owner of such shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock or, in the case of certificated shares, only on surrender of any certificate or certificates representing such shares, properly endorsed or accompanied by a duly executed stock transfer power.

Section 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) Notwithstanding Section 5(a) of Article V of these Bylaws, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Section 5(b). Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary and delivered to the Corporation, request that a record date be fixed for such purpose. The Board of Directors may fix a record date for such purpose which shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date such resolution is adopted. If the Board of Directors fails within 10 days after the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner described in Section 5(c) below unless prior action by the Board of Directors is required under the General Corporation Law of the State of Delaware, in which event the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) Every written consent purporting to take or authorizing the taking of corporate action and/or related revocations (each such written consent and related revocation is referred to in this Section 5(c) of Article V of the Bylaws as a "Consent") shall bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by this Section 5(c), Consents signed by a sufficient number of stockholders to take such action are so delivered to the Corporation.

A Consent shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

In the event of the delivery to the Corporation of a Consent, the Secretary of the Corporation shall provide for the safe-keeping of such Consent and shall promptly conduct such ministerial review of the sufficiency of the Consents and of the validity of the action to be taken by stockholder consent as he deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent; provided, however, that if the corporate action to which the Consent relates is the removal or replacement of one or more members of the Board of Directors, the Secretary of the Corporation shall promptly designate two persons, who shall not be members of the Board of Directors, to serve as inspectors with respect to such Consent and such inspectors shall discharge the functions of the Secretary of the Corporation under this Section 5(c). If after such investigation the Secretary or the inspectors (as the case may be) shall determine that the Consent is valid and that the action therein specified has been validly authorized, that fact shall forthwith be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the Consent shall be filed in such records, at which time the Consent shall become effective as stockholder action. In conducting the investigation required by this Section 5(c), the Secretary or the inspectors (as the case may be) may, at the expense of the Corporation, retain special legal counsel and any other necessary or appropriate professional advisors, and such other personnel as they may deem necessary or appropriate to assist them, and shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 7. Certain Security Repurchases. The Corporation shall not acquire any of its voting equity securities at a price exceeding the greater of the then-current market price of such securities or the average market price of such securities for the preceding thirty trading days from any person or group who or that is the beneficial owner of more than 2% of the Corporation's voting securities, unless the acquisition of such securities is (a) effected pursuant to the same offer and on terms extended to all holders of securities of such class and to all holders of any other class from or into which such securities may be converted, or (b) approved by a vote of a majority of the shares cast, excluding those owned by the beneficial owner whose shares are being acquired by the Corporation. This provision shall not restrict the Corporation from acquiring shares in other circumstances, including: (i) reacquiring shares in the open market or in block trades pursuant to a stock repurchase program approved by the Board of Directors, in each case in accordance with the requirements of Securities and Exchange Commission Rule 10b-18 or any successor rule, or (ii) reacquiring shares pursuant to the terms of a stock option plan that has been approved by a vote of a majority of the shares of common stock.

Section 8. Stockholder Rights Plans.

(a) Notwithstanding anything in these Bylaws to the contrary, the adoption of a stockholder rights plan, rights agreement or any other form of distribution to stockholders which is designed to or has the effect of making an acquisition of large holdings of the Corporation's shares of common stock more difficult or expensive ("Stockholder Rights Plan") shall require the affirmative vote of a majority of the members of the Board of Directors including a majority of members who have been determined by the Board of Directors to be independent pursuant to the requirements of any policy of the Corporation and any applicable regulatory listing requirement ("Independent Members").

(b) Any Stockholder Rights Plan adopted after the effective date of this Section shall expire no later than one year following the date of its adoption or the most recent extension pursuant to clause (2) below unless (1) a majority of the Board including a majority of the Independent Members determines to extend the term of the Stockholder Rights Plan or any rights or options provided thereunder, in which case the Stockholder Rights Plan will remain in effect until the completion of the next Annual Meeting of Stockholders or (2) the Board unanimously determines that it is in the best interest of stockholders to extend the term of the Stockholder Rights Plan or any rights or options provided thereunder notwithstanding any absence of stockholder ratification.

(c) Paragraphs (a) and (b) of this Section shall not apply to any Stockholder Rights Plan ratified by the stockholders.

(d) Any decision by the Board of Directors to repeal or amend this Section shall require the affirmative vote of a majority of the Board including a majority of the Independent Members of the Board of Directors.

ARTICLE VI

NOTICES

Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex, cable or facsimile or (to the extent permitted by law) other electronic transmission followed, if required by law, by deposit in the United States mail, with postage prepaid.

Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

GENERAL PROVISIONS

Section 1. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 2. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board of Directors, the Chief Executive Officer or the President or any other officer or officers authorized by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or the President, and any such officer may, in the name of and on behalf of the Corporation, vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation and take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE VIII

INDEMNIFICATION

Section 1. General. The Corporation shall indemnify to the full extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation or by reason of the fact that such director or officer, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law. No amendment or repeal of this Section 1 shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

Section 2. Further Assurance. In furtherance and not in limitation of the powers conferred by statute:

(a) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of law; and the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the full extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

ARTICLE IX

AMENDMENTS

Section 1. General. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by the Board of Directors.

ARTICLE X

EMERGENCY PROVISIONS

Section 1. General. The provisions of this Article X shall be operative only during a national emergency declared by the President of the United States or the person performing the President's functions, or in the event of a nuclear, atomic or other attack on the United States or a disaster making it impossible or impracticable for the Corporation to conduct its business without recourse to the provisions of this Article X. Said provisions in such event shall override all other Bylaws of the Corporation in conflict with any provisions of this Article X, and shall remain operative so long as it remains impossible or impracticable to continue the business of the Corporation otherwise, but thereafter shall be inoperative; provided that all actions taken in good faith pursuant to such provisions shall thereafter remain in full force and effect unless and until revoked by action taken pursuant to the provisions of the Bylaws other than those contained in this Article X.

Section 2. Unavailable Directors. All directors of the Corporation who are not available to perform their duties as directors by reason of physical or mental incapacity or for any other reason or who are unwilling to perform their duties or whose whereabouts are unknown shall automatically cease to be directors, with like effect as if such persons had resigned as directors, so long as such unavailability continues.

Section 3. Authorized Number of Directors. The authorized number of directors shall be the number of directors remaining after eliminating those who have ceased to be directors pursuant to Section 2 of this Article X, or the minimum number required by law, whichever number is greater.

Section 4. Quorum. The number of directors necessary to constitute a quorum shall be one-third of the authorized number of directors as specified in Section 3 of this Article X, or such other minimum number as, pursuant to the law or lawful decree then in force, it is possible for the Bylaws of a Corporation to specify.

Section 5. Creation of Emergency Committee. In the event the number of directors remaining after eliminating those who have ceased to be directors pursuant to Section 2 of this Article X is less than the minimum number of authorized directors required by law, then until the appointment of additional directors to make up such required minimum, all the powers and authorities which the Board of Directors could by law delegate including all powers and authorities which the Board of Directors could delegate to a committee, shall be automatically vested in an emergency committee, and the emergency committee shall thereafter manage the affairs of the Corporation pursuant to such powers and authorities and shall have all other powers and authorities as may by law or lawful decree be conferred on any person or body of persons during a period of emergency.

Section 6. Constitution of Emergency Committee. The emergency committee shall consist of all the directors remaining after eliminating those who have ceased to be directors pursuant to Section 2 of this Article X, provided that such remaining directors are not less than three in number. In the event such remaining directors are less than three in number, the emergency committee shall consist of three persons, who shall be the remaining director or directors and either one or two officers or employees of the Corporation, as the remaining director or directors may in writing designate. If there is no remaining director, the emergency committee shall consist of the three most senior officers of the Corporation who are available to serve, and if and to the extent that officers are not available, the most senior employees of the Corporation. Seniority shall be determined in accordance with any designation of seniority in the minutes of the proceedings of the Board, and in the absence of such designation, shall be determined by rate of remuneration. In the event that there are no remaining directors and no officers or employees of the Corporation available, the emergency committee shall consist of three persons designated in writing by the stockholder owning the largest number of shares of record as of the date of the last record date.

Section 7. Powers of Emergency Committee. The emergency committee, once appointed, shall govern its own procedures and shall have power to increase the number of members thereof beyond the original number, and in the event of a vacancy or vacancies therein, arising at any time, the remaining member or members of the emergency committee shall have the power to fill such vacancy or vacancies. In the event at any time after its appointment all members of the emergency committee shall die or resign or become unavailable to act for any reason whatsoever, a new emergency committee shall be appointed in accordance with the foregoing provisions of this Article X.

Section 8. Directors Becoming Available. Any person who has ceased to be a director pursuant to the provisions of Section 2 of this Article X and who thereafter becomes available to serve as a director shall automatically become a member of the emergency committee.

Section 9. Election of Board of Directors. The emergency committee shall, as soon after its appointment as is practicable, take all requisite action to secure the election of a board of directors, and upon such election all the powers and authorities of the emergency committee shall cease.

Section 10. Termination of Emergency Committee. In the event, after the appointment of an emergency committee, a sufficient number of persons who ceased to be directors pursuant to Section 2 of this Article X become available to serve as directors, so that if they had not ceased to be directors as aforesaid, there would be enough directors to constitute the minimum number of directors required by law, then all such persons shall automatically be deemed to be reappointed as directors and the powers and authorities of the emergency committee shall be at an end.